FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2004

QUEBECOR MEDIA INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.]

Form 20-F	|X|	Form 40-F	|_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	|_|	No	|X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press release
QUEBECOR MEDIA INC.
Filed in this Form 6-K

Documents index

1.	Press release dated November 16, 2004 (Vidéotron ltée).

November 16, 2004	For immediate release

VIDÉOTRON LTÉE ANNOUNCES TERMS OF OFFERING OF AN
ADDITIONAL US$315 MILLION OF ITS 6 7/8% SENIOR NOTES DUE
JANUARY 15, 2014

Montréal, Québec—Vidéotron ltée announced today that it has settled the terms of its previously announced private placement of notes. The offering will consist of US$315 million aggregate principal amount of Vidéotron’s 6 7/8% Senior Notes due January 15, 2014, which will form a single series with Vidéotron’s existing US$335 million aggregate principal amount of such notes, except that the new notes will be subject to certain transfer restrictions and will not be fully fungible with the existing notes. The notes will be sold at a premium to their face amount, which will yield gross proceeds of approximately US$331 million (or approximately CDN$397 million) before accrued interest. The closing date of this offering is scheduled for November 19, 2004.

The completion of the offering is subject to certain conditions including Vidéotron amending the terms of its bank credit facilities to, among other things, increase Vidéotron’s revolving credit facility from CDN$100.0 million to CDN$450.0 million. The net proceeds from the sale of the notes will be used to repay in full Vidéotron’s current term loan of approximately CDN$318.1 million under its bank credit facilities, declare and pay a dividend of CDN$54.6 to Quebecor Media Inc., Vidéotron’s parent company, and for other general corporate purposes. The notes have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Information:

Jacques Mallette Executive Vice President and Chief Financial Officer Quebecor Inc. (514) 380-1948	Luc Lavoie Executive Vice President, Corporate Affairs Quebecor Inc. (514) 380-1974 (514) 236-8742 (cell) lavoie.luc@quebecor.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/S/ Claudine Tremblay
—————————————————
By:  Claudine Tremblay
        Senior Director, Corporate Services

Date: November 16, 2004